Filed by Cleveland-Cliffs Inc. Commission File No.: 001-08944 Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: AK Steel Holding Corp Commission File No.: 001-13696

CLIFFS

CLEVELAND-CLIFFS INC.
200 Public Square, Suite 3300, Cleveland, OH 44114
P 216.694.5700 clevelandcliffs.com

February 27, 2020

Dear Fellow Cleveland-Cliffs Shareholders,

As we approach our special shareholder meeting on March 10, 2020, we are growing increasingly excited about unlocking the untapped potential that awaits us with the new Cleveland-Cliffs, which will own and control AK Steel. With all of our regulatory approvals behind us, we are full steam ahead in preparing for Day One integration.

I came to Cleveland-Cliffs in 2014 with a strategy supported by one fundamental fact: **The United States economy is the most reliable and resilient in the world**. For the past six years, we have centered our business on this core principle. The acquisition of AK Steel is our next and most significant move in line with this strategy, as we will be less exposed to volatile commodity prices, often tied to foreign markets in which we have no presence. Our future performance will actually be more driven by conditions within our shores, like the stability of US manufacturing, high employment levels, low interest rates and automotive demand.

I am excited about many aspects of AK Steel: its sophisticated steelmaking capabilities, its R&D department, its highly sought-after customer base, and particularly its downstream business as a Tier 1 supplier of the automotive industry. Most essential to all of this is that AK Steel, similar to Cleveland-Cliffs, operates primarily in familiar and friendly territory. Our industrial presence in the best manufacturing environment in the world will be that much stronger, and while the rest of the world deals with geopolitical uncertainty and public health issues, I expect the US economy to remain strong and continue to grow at a steady and substantial rate.

Thank you for your continued support of Cleveland-Cliffs, and I look forward to your affirmative vote at our March 10 shareholder meeting.

Sincerely,

Lourenco Goncalves

Forward-looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication, words such as "anticipate," "assume," "believe," "build," "continue," "create," "design," "estimate," "expect," "focus," "forecast," "future," "goal," "guidance," "imply," "intend," "look," "objective," "opportunity," "outlook," "plan," "position," "potential," "predict," "project," "prospective," "pursue," "seek," "strategy," "target," "work," "could," "may," "should," "would," "will" or the negative of such terms or other variations thereof and words and terms of similar substance may identify forward-looking statements, including statements with respect to the businesses, strategies and plans of AK Steel and Cliffs, their expectations relating to the Merger, including the expected benefits of the proposed Merger and the anticipated completion of the proposed Merger or the timing thereof, and their respective future financial condition and performance and expectations, estimates and projections about Cliffs' or AK Steel's respective industries or businesses. Cliffs and AK Steel caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that the Merger Agreement may be terminated in accordance with its terms and that the Merger may not be completed; the possibility that Cliffs shareholders may not approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Cliffs common shares in connection with the Merger; the possibility that AK Steel stockholders may not adopt the Merger Agreement; the risk that the parties may not be able to satisfy any or all of the conditions to the completion of the Merger in a timely manner or at all; the risk that the Merger may be less accretive than expected, or may be dilutive, to Cliffs' earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and AK Steel will incur significant transaction and other costs in connection with the Merger, which may be in excess of those anticipated by Cliffs or AK Steel; the risk that the financing transactions to be undertaken in connection with the Merger have a negative impact on the combined company's credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from the Merger; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, the Merger could have adverse effects on the market price of Cliffs common shares; the risk related to any unforeseen liability and future capital expenditure of AK Steel or Cliffs; pending litigation relating to the proposed Merger and potential future litigation that could be instituted against Cliffs, AK Steel or their respective directors; the risks related to Cliffs' ability to issue new senior notes or obtain a new revolving credit facility in connection with the Merger on favorable terms, if at all; the risk that the Merger and its announcement or completion could have an adverse effect on the ability of Cliffs and AK Steel to retain customers, retain and hire key personnel and/or maintain relationships with their suppliers and business partners; and the risk of any changes in general economic, market or business conditions, or changes in the economic or financial condition of Cliffs and AK Steel. Other risks to Cliffs and AK Steel and factors that may present significant additional obstacles to the realization of forward-looking statements or that could have a material adverse effect on Cliffs' and AK Steel's respective financial condition, operating results, credit rating, liquidity and businesses generally are described under the caption "Risk Factors" in Cliffs' and AK Steel's respective Annual Reports on Form 10-K for the year ended December 31, 2019 and other periodic reports filed with the Securities and Exchange Commission (the "SEC") as well as in the Registration Statement (as defined below).

Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective management teams of Cliffs and AK Steel based on information currently available. Forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions and estimates that are inherently affected by the respective operations and business environments of Cliffs and AK Steel, including economic, competitive, regulatory and operational risks, many of which are beyond the control of Cliffs and AK Steel and which are difficult to predict and may turn out to be wrong. The foregoing list of factors should not be construed to be exhaustive. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on the results of operations, financial condition or cash flows of Cliffs or AK Steel. In view of these uncertainties, Cliffs and AK Steel caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Cliffs and AK Steel undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Additional Information and Where to Find It

In connection with the proposed Merger, Cliffs filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as it may be amended and supplemented from time to time, the "Registration Statement") that was declared effective by the SEC on February 4, 2020, and which includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The definitive joint proxy statement/prospectus was mailed to shareholders of Cliffs and stockholders of AK Steel on or about February 5, 2020. Investors and security holders may obtain copies of the Registration Statement and the other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs' Investor Relations at 216.694.6544. Documents filed with the SEC by AK Steel are also available from AK Steel free of charge at its website, www.aksteel.com, or by contacting AK Steel's Investor Relations at 513.425.5215.

Participants in the Solicitation Regarding the Proposed Merger

Cliffs and AK Steel and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information regarding Cliffs' directors and officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs' 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Information concerning AK Steel's directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for AK Steel's 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus that forms part of the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.